EXHIBIT 3.3
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NORTHERN STATES FINANCIAL CORPORATION
     Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned, NORTHERN STATES FINANCIAL CORPORATION, a Delaware corporation, hereby certifies that:
     FIRST: At a meeting held on December 24, 2008, the Board of Directors of the Corporation adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing that such amendment be considered and voted on at a special meeting of the stockholders of the Corporation. The resolution provided that Article Fourth of the Certificate of Incorporation be deleted in its entirety and replaced with the following:
     “FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is seven million five hundred thousand (7,500,000), divided into two classes as follows: one million (1,000,000) of which shall be Preferred Stock, par value of $0.40 per share, and six million five hundred thousand (6,500,00) of which shall be Common Stock, par value of $0.40 per share.
     The designations, powers, preferences and rights, and the qualifications, limitations or restrictions of the above classes of stock are as follows:
PREFERRED STOCK
     1. The Board of Directors is expressly authorized at any time, and from time to time, to issue shares of Preferred Stock in one or more series, and for such consideration as the Board of Directors may determine, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the Board of Directors resolution or resolutions providing for the issuance thereof, and as are not stated in this Certificate of Incorporation, or any amendment thereto. All shares of any one series shall be of equal rank and identical in all respects.
     2. No dividend shall be paid or declared on any particular series of Preferred Stock unless dividends shall be paid or declared pro rata on all shares of Preferred Stock at the time outstanding in each other series which ranks equally as to dividends with such particular series.
     3. Unless and except to the extent otherwise required by law or provided in the resolution or resolutions of the Board of Directors creating any series of Preferred Stock, the holders of the Preferred Stock shall have no voting power with respect to any matter whatsoever. Subject to the protective conditions or restrictions of any outstanding series of Preferred Stock, any amendment to this Certificate of Incorporation which shall increase or decrease the authorized capital stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of the Corporation.
     4. Shares of Preferred Stock redeemed, converted, exchanged, purchased, retired or surrendered to the Corporation, or which have been issued and reacquired in any manner, shall, upon compliance with any applicable provisions of the Delaware General Corporation Law, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Board of Directors as part of the series of which they were originally a part or may be reclassified into and reissued as part of a new series or as part of any other series, all subject to the protective conditions or restrictions of any outstanding series of Preferred Stock.
COMMON STOCK
     1. Subject to preferential dividend rights, if any, applicable to shares of the Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds for the Preferred Stock, the holders of the Common Stock shall be entitled to receive to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors.
     2. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.
     3. Except as may be otherwise required by law or this Certificate of Incorporation, each holder of the Common Stock shall have one vote in respect of each share of stock held by him or her of record on the books of the corporation on all matters voted upon by the stockholders.”
     SECOND: At a special meeting of stockholders of the Corporation held on January 15, 2009, the aforesaid amendment to the Certificate of Incorporation of the Corporation was adopted by affirmative vote of the holders of more than a majority of the outstanding shares of common stock of the Corporation entitled to vote thereon.
     THIRD: The aforesaid amendment to the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
     IN WITNESS WHEREOF, this instrument has been executed and delivered for and on behalf and in the name of the Corporation by its officers thereunto duly authorized on January 15, 2009.

NORTHERN STATES FINANCIAL CORPORATION
By:	/s/ Fred Abdula
Fred Abdula, Chairman of the Board of Directors and President

ATTEST:
/s/ Helen Rumsa
Helen Rumsa, Secretary